UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. ___)*

GENE BIOTHERAPEUTICS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

86767104 1

(CUSIP Number)

Christopher J. Jemapete

6888 S. Irvington Court

Aurora, CO 80016

(303) 877-3033

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

February 25, 2021

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 86767104 1	Schedule 13D	Page 2 of 3 Pages

1	NAMES OF REPORTING PERSONS
Christopher J. Jemapete

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	SOURCE OF FUNDS
PF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEMS 2(d) OR 2(e) [_]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
7	SOLE VOTING POWER
3,500,000

8	SHARED VOTING POWER 0

9	SOLE DISPOSITIVE POWER
3,500,000

10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,500,000

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
24.2% (1)

14	TYPE OF REPORTING PERSON*
IN

(1)	Based on 14,489,399 shares of the issuer’s common stock issued and outstanding as of May 22, 2020, as reported on the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2020.

CUSIP No. 86767104 1	Schedule 13D	Page 3 of 3 Pages

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock (“Common Stock”) of Gene Biotherapeutics, Inc., a Delaware corporation (the “Company” or the “Issuer”). The address of the Issuer’s principal executive office is 11230 Sorrento Valley Road, Suite 220, San Diego, California 92122.

Item 2. Identity and Background.

(a)	Christopher J. Jemapete

(b)	6888 S. Irvington Court, Aurora, CO 80016

(c)	Retired

(d)	During the last five years, Mr. Jemapete has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the last five years, Mr. Jemapete was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States

Item 3. Source and Amount of Funds or Other Consideration.

Mr. Jemapete purchased an aggregate of 3,500,000 shares of the issuer’s common stock in a series of transactions effected between February 11, 2021 and February 26, 2021. Mr. Jemapete used his personal funds for these purchases.

Item 4. Purpose of Transaction.

Mr. Jemapete purchased an aggregate of 3,500,000 of the issuer’s common stock in a series of transactions effected between February 11, 2021 and February 26, 2021 via open market purchases. These securities were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Item 5. Interest in Securities of the Issuer.

(a) 3,500,000 shares, or approximately 24.2% (based on 14,489,399 shares of the issuer’s common stock issued and outstanding as of May 22, 2020, as reported on the issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on May 28, 2020.

(b)	Sole voting power: 3,500,000 shares
Shared voting power: 0 shares
Sole dispositive power: 3,500,000 shares
Shared dispositive power: 0 shares

(c) The reporting person effected open market purchases of the following shares of the issuer’s common stock during the past 60 days:

Date	Aggregate No. of Shares Purchased	Average Price Per Share
February 11, 2021	100,000	$0.0496
February 12, 2021	100,000	$0.0494
February 16, 2021	100,000	$0.0400
February 19, 2021	57,000	$0.0350
February 22, 2021	43,000	$0.0350
February 24, 2021	300,000	$0.0436
February 25, 2021	1,205,000	$0.0433
February 26, 2021	1,595,000	$0.0480

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHRISTOPHER J. JEMAPETE

Dated: March 1, 2021	/s/ Christopher J. Jemapete